Contact

www.linkedin.com/in/annette-azan
(LinkedIn)

Top Skills

Brand Development
Marketing
Strategic Planning

Annette Azan

CEO & Founder Nuudii System
Brooklyn, New York, United States

Summary

Experienced marketing & retail executive. Visionary, highly skilled in sales, marketing, brand development and trend analysis.

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Experience

Nuudii System
Founder & CEO
2014 - Present (10 years)
NYC

I'm a 25-year fashion industry veteran and wellness visionary. A graduate of the Fashion Institute of Technology, I have worked with fashion risk-takers including Diane Benson, Norma Karmali and Donna Karan, launching, developing and driving sales for brands such as Urban Zen, Diane B. and Episode. Inspired by my own need for something to wear under my wedding dress - one that fit and made me still feel like myself - I sewed the first Nuudii in 2011 and launched the product in 2019. After the launch we sold ~$750K of merchandise in 30 days and this year participated in the Pop-In@Nordstrom online store with an 84% sell-through.

Nuudii System is creating a new category - between bra and braless. Our mission is to make lives easier, wardrobe choices broader, and allow women to reconnect with their bodies, fostering emotional and physical wellbeing.

Annette Azan Design
Fashion Stylist - Designer of Interiors - residential and commercial spaces
January 2010 - 2016 (6 years)
NY

After working in the fashion industry for over two decades I moved in a new direction filtering my creative abilities and vision into interior design and styling. While I have extensive experience running companies, overseeing branding, production and business growth, I prefer working deeply with one client at a time on projects that create more joy for everyone. This isn't just my business, this is my gift and my passion in life.

- Created interior and exterior spaces for residential or commercial use
- Led layout and design
- Designed special order furniture or treatments to answer client needs
- Managed budgets
- Worked closely with architects and contractors on structural design

Urban Zen
Director of Stores
May 2007 - November 2010 (3 years 7 months)

- Oversaw the opening of retail locations
- Worked closely with design team on private label collections
- Sourced and developed branded lifestyle merchandise from around the globe
- Hired, trained managed and motivated sales staff to meet and exceed goals
- Planned monthly events from book signings to art shows and many wellness events
- Educated the public on the Urban Zen foundation
- Responsible for visual merchandising
- Determined open-to-buys and annual budget
- Instituted strategies to increase sales through Urban Zen stores as well as develop partnerships with other retail stores
- Set and maintained the Urban Zen environment through warmth and true connections with everyone who entered the store achieving the mission "the calm in the chaos"

IN Boutique
Independent Business Owner
October 2001 - 2006 (5 years)
Nyack, NY

Independent Retailer Owner: After working in corporate and traveling extensively while working for Igedo based in Dusseldorf, I made the decision to stay close to my family and to connect with my community by opening my own retail store. After years of creating change and making money for others, I got the chance to experiment with concepts and visions that positively impacted the community of women who were my customers. Theses experiences have had long lasting effects on how I manage building a solid business.

The Igedo Company
VP PR & Mktg USA
September 1995 - May 1998 (2 years 9 months)
Dusseldorf, Germany

- Opened first US office
- Introduced Igedo into the market
- Oversaw all advertising campaigns
- Recreated all marketing assets for the US market from website, printed material including the production of many videos
- Successfully grew vendor participation (brands such as Liz Claiborne to smaller brands like ABS)
- Managed Igedo's global trade shows in Germany, London and Hong Kong
- Educated the exhibitors in all aspects of export and set them up to succeed
- Developed and launched a new trade show for the Latin American Market in Miami, Avenida Moda

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Education

Fashion Institute of Technology

merchandising, buying merchandising and marketing · (1982 - 1985)